SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 2008

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

PRANA BIOTECHNOLOGY LIMITED

6-K Items
1. Notice Under Section 708A(5) of the Corporations Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: April 2, 2008

COMPANY ANNOUNCEMENT
(ASX:PBT)

Notice Under Section 708A(5) of the Corporations Act

Wednesday 2nd April 2008:

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

The following securities of the Company were issued without disclosure to investors under Part 6D.2 of the Corporations Act:

Type:	Ordinary Shares	Unlisted Options
Class/Description:	Ordinary Fully Paid Shares.	Exercisable at AUD $Nil consideration on or before 31 October 2010. Options issued under the 2004 ASX Plan.
ASX Code:	PBT	PBTAF
Date of Issue:	2nd April 2008	2nd April 2008
Number Issued:	27,440	80,000
Issue Price per Security	$Nil	$Nil

The Company intends to apply to Australian Stock Exchange Limited for quotation of the above shares. The options will remain unlisted until exercised into ordinary shares.

As at the date of this notice, the Company has complied with:

(a)	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and
(b)	section 674 of the Corporations Act.

Other information which is excluded information required to be disclosed under paragraph (6)(e) of section 708A of the Corporations Act	None.

For and on behalf of Prana Biotechnology Ltd,

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer
Prana Biotechnology Limited